MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2008 Page 1

The following discussion and analysis of the operations, results and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) should be read in conjunction with the Company’s unaudited interim financial statements for the three months ended April 30, 2008 and the audited financial statements for the year ended January 31, 2008.

This Management Discussion and Analysis (“MD&A”) is dated June 23, 2008 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Overview

The Company’s principal business activities are the acquisition, exploration and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson mining claims located in Crescent Valley, Nevada. The Company is a reporting issuer in British Columbia, Alberta and Ontario, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol CLH, on the OTCBB under the symbol CLHEF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

Overall Performance

The following is a summary of significant events and transactions during the period ended April 30, 2008 to the date of this MD&A:

  NI 43-101 Report: During the period ended April 30, 2008, the Company received the final NI 43-101 compliant “Mineral Resource Estimate for the Robertson Property, Lander County, Nevada” report prepared by Beacon Hill Consultants Ltd. (“Beacon Hill”) of Vancouver, British Columbia. The new estimate, based on a gold price of US$600 per ounce, raises the Robertson property inferred resource to over 2.3 million ounces of gold—an increase of 110% over the previous NI 43-101 estimate from April 2006. A portion of the oxide resources are locally exposed at the surface and are potentially in an open pit mining configuration. Some of the new resources remain open to expansion on strike and at depth. The updated resource was calculated from work completed in 2006 and 2007. Robertson is located along the Cortez Gold trend of north-central Nevada near the town of Crescent Valley. The zones included in the Beacon Hill estimate are located within the Robertson’s Core claims only. The Company’s other claim blocks, including Norma Sass, Lander Ranch, Ruf, Blue Nugget and the Excluded claims (joint ventured with Cortez Gold Mines), were not part of the estimate.

  Drilling Contract: During the period, the Company entered into a contract for 37,600-feet of reverse circulation drilling on the Company’s 100% owned Robertson property at Crescent Valley, Nevada with Lang Exploratory Drilling of Salt Lake City, Utah. This contract represents Phase I of an ambitious, two-phase program for 2008. In the first phase, we expect to drill 52 reverse circulation holes. Phase II, for which we already have a contract with Boart Longyear, will include 11,000 feet of diamond drilling. Both Phase I

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2008 Page 2
  and Phase II are aimed at expanding and upgrading Robertson’s 2.3 million-ounce inferred resource. With the 2008 drilling, Coral hopes to upgrade a significant portion of the inferred resources into the measured and indicated categories. See news release dated June 17, 2008 for further information.

  June Claims: In March 2008, the Company announced the completion of a mineral lease with option to purchase agreement to explore, develop, and exploit six lode mining claims located in Lander County, State of Nevada (the “June Claims”). The June Claims are adjacent to the Company’s View Claims in the northwest section of its Robertson Property. The agreement is for an initial term of 4 years in consideration of the payment of an annual rent of US$25,000, renewable in successive four year terms, provided that the rent will increase by US$5,000 every four years. The property is subject to a royalty charge of 3% of net smelter returns (“NSR”), subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point upon notice to the Lessors. The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000 upon notice to the Lessors.
  IR Agreement: In June 2008, the Company announced the termination of the Investor Relations agreement entered with Three-Five Communications on March 5, 2008, amended March 27, 2008. The termination was made in accordance with the terms and conditions of the agreement.

Results of Operations

Three months ended April 30, 2008 compared with the three months ended April 30, 2007

General and administrative expenses

General and administrative expenses totaled $454,305 for the three months ended April 30, 2008 compared with $362,510 for the three months ended April 30, 2007, an increase of $91,795. This increase is attributed to the increase of $48,992 in consulting fees, $46,887 in investor relations and shareholder information, $4,044 in listing, filing and transfer agent fees, $13,867 in salaries, $176,907 in stock-based compensation and $35,114 in travel expense. These increases are offset by the decrease of $225,725 in legal and accounting fees and $10,530 in management fees.

The increase in consulting fees and stock-based compensation is attributable to the issuance of 599,000 options during the quarter. The increase in investor relations expense is attributable to research reports and publications the Company participated in. The legal and accounting fees were significantly higher for the three months ended April 30, 2007 because of the continuing title search of the Robertson mineral property. Travel expense is higher due to additional trade shows attended in the first quarter. Salaries and benefits have increased due to an increase in personnel.

Loss for the period

The loss for the period ended April 30, 2008 was $423,360 compared with a loss of $356,525 for the quarter ended April 30, 2007, a difference of $66,835. The primary reason for this reduction was the expense related to the options issued in the first quarter.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2008 Page 3

Summary of Quarterly Results

	2008	2008	2007	2007	2007	2007	2006	2006
Period	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31
ended	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$

Revenue	—	—	—	—	—	—	—	—

Loss for
the
period	(423,360)	(294,843)	(442,293)	(225,524)	(356,525)	(1,035,608)	(906,323)	(363,147)

Loss per
share	(0.02)	(0.01)	(0.02)	(0.01)	(0.02)	(0.05)	(0.04)	(0.02)

Total
assets	18,014,529	18,185,688	18,377,980	18,795,422	14,530,440	14,892,422	15,403,515	15,270,553

Quarterly costs tend to fluctuate as a result of significant exploration activities being carried out each year. Financial reporting and administrative requirements keep expanding as well which put further upward pressure on costs such as legal and accounting fees. Stock-based compensation and future income tax expense, both being non-cash items, can mask the upward trend of general and administrative costs.

Because the Company has not generated significant income in recent years, total assets trend downward during the periods when there are no new funds raised. However, the majority of expenditures are capitalized exploration costs so total asset value does not decrease as dramatically as working capital will. When there is a sharp increase in total assets, it is mostly likely because cash was raised through the issuance of shares.

Liquidity and Capital Resources

During the three month period ended April 30, 2008 the Company incurred expenditures that increased its mineral property carrying value on the Robertson Property by $120,808. At this time the Company has no operating income but is earning interest income on its entire cash holdings.

At April 30, 2008, the Company had working capital of $3,004,784 and cash and cash equivalents of $3,227,867. During the period ended April 30, 2008, the Company had cash proceeds of $59,920 from the exercise of 107,000 stock options.

The Company is continuing its exploration program and the estimated cost for the current year is $2 million. The Company has sufficient cash on hand at this time to finance the limited exploration work on its mineral properties and maintain administrative operations through January 31, 2009.

The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support from its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2008 Page 4

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions With Related Parties

Related party transactions for the three months ended April 30, 2008 are as follows:

(a)

Advances receivable represent amounts due from related parties. These amounts due from related parties include $ 13,909 [$53,394 less an allowance for bad debt of $39,485; January 31, 2008 - $13,808] from a public company with common management and common directors.

(b)

Advances payable represent $17,000 [January 31, 2008 - $17,000] due to Directors in regards to past directors’ fees; $16,586 [January 31, 2008- $16,662] due to a company with common management in regards to the cost sharing agreement for overhead expenses; $3,532 [January 31, 2008 - $2,570] to a company controlled by a Director in regards to geological consulting fees; and $4,996 [January 31, 2008 - $267] to a company controlled by a Director in regards to expense reimbursements.

(c)	Consulting fees of $7,500 [2007 - $7,500] were paid to a company owned by a Director.

(d)

Management fees of $18,750 [2007 - $18,750] were paid to a company owned by a Director; $7,500 [2007 - $7,500] were paid to a company controlled by an officer of the Company; and $nil [2007 - $10,350] were paid to an officer of the Company.

(e)	Geological consulting fees of $9,500 [2007 - $10,400] to a company owned by a Director of the Company and is recorded in mineral properties.

(f)

The Company entered into a cost-sharing agreement during 2005 to reimburse a related party for a variable percentage of its overhead expenses, to reimburse 100% of its out-of- pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

A total of $50,430 [2007 - $27,969] was charged to operations in relation to the cost sharing agreement and recorded as general and administrative expenses.

The Company owns a one-sixth share of the related party which is valued at a nominal amount of $1; the shares are held in trust.

These transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

Disclosure of Management Compensation

During the period year ended April 30, 2008, $18,750 was paid to the Chief Executive Officer for services as director and officer of the Company, $7,500 was paid to the President for services as director and officer of the Company, $7,500 was paid to a former President and current Vice-President for services as director and officer of the Company, $3,375 was paid to the Chief Financial Officer for services as an officer of the Company, $4,050 was paid to the Secretary for services as an officer of the Company and $9,500 was paid to the V.P. Explorations for services as a director and geological consultant.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2008 Page 5

Adoption of New Accounting Standards

Effective February 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These accounting policy changes were adopted on a retrospective basis with no restatement of prior period financial statements:

Financial Instruments – Disclosures and Financial Instruments – Presentation

Effective February 1, 2008, the Company adopted CICA Section 3862, Financial Instruments – Disclosure. This section requires disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. See Note 3(a) to these interim financial statements for disclosure relating to this section.

Capital Disclosures

Effective February 1, 2008, the Company adopted CICA Section 1535, Capital Disclosure. This section requires the Company to include additional information in the notes to the financial statements about its capital and the manner in which it is managed. See Note 3(b) to these interim consolidated financial statements for disclosure relating to this section.

Going Concern

In April 2007, the CICA approved amendments to Handbook Section 1400, General Standards of Financial Statement Presentation. These amendments require management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a gong concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The standard was adopted by the Company effective February 1, 2008. See Note XX to these interim financial statement for disclosure relating to this section.

Outstanding Share Data

The Company had the following issued and outstanding share capital as at April 30, 2008 and June 23, 2008:

Common shares: 24,989,771

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Apr 30/08)	Number of Shares Remaining Subject to Options (Jun 23/08)
December 1, 2009	$0.57	559,500	559,500
April 12, 2010	$0.57	40,000	40,000
December 12, 2010	$1.18	631,500	631,500
September 6, 2011	$1.31	750,000	750,000
September 26, 2012	$1.00	735,000	735,000
February 14, 2013	$1.00	100,000	100,000

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2008 Page 6

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Apr 30/08)	Number of Shares Remaining Subject to Options (Jun 23/08)
March 4, 2013	$1.11	100,000	100,000
March 27, 2013	$1.11	399,000	399,000
May 1, 2013	$1.00	--	35,000
		3,315,000	3,350,000

Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Apr 30/08)	Number of Underlying Shares (Jun 23/08)
May 18, 2008 (original expiry date) May 18, 2009[1] (new expiry date)	$1.17	4,230,000	4,230,000
		4,230,000	4,230,000

Commitments

In February 2008, the Company entered into an agreement with an individual to provide investor relations services. In consideration of the services rendered, the Company will pay $1,500 per month for a term of one year unless terminated upon 30 day’s notice by either party. Under this agreement, the Company has also granted 50,000 incentive stock options.

In March 2008, the Company entered into an agreement with a company to provide investor relations services. In consideration of the services rendered, the Company will pay $6,000 per month for a term of one year unless terminated by the Company at any time after 90 days of the execution of the agreement. Under this agreement, the Company has also granted 499,000 incentive stock options. Pursuant to the terms and conditions of the agreement, the agreement was terminated by the Company on June 5, 2008.

In March 2008, the Company entered into a contract with a company for 37,600 feet of reverse circulation drilling on the Company’s Robertson Property with the drilling expected to be completed in fiscal 2009. The drilling costs for this contract are estimated to be between $1.3 and $1.5 million.

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at April 30, 2008 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

____________________________________
1 Warrants term extended for an additional year from May 18, 2008 to May 19, 2009 as consented by the TSX Venture Exchange on February 27, 2008.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2008 Page 7

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company assessed the design of the internal controls over financial reporting as at April 30, 2008 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and
b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the quarter ended April 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of June 23, 2008. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward- looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.